UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

BIOCANCELL THERAPEUTICS INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

N/A
(CUSIP Number)

Clal Biotechnology Industries Ltd.
Hogi Tower, 12A Abba Hillel Silver Street
Ramat Gan 52506, Israel
Attn:  Corporate Secretary
Telephone:  972-3-6121616
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP No. 913347 10 0

1)	NAMES OF REPORTING PERSONS Clal Biotechnology Industries Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 17,862,929*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 17,862,929*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,862,929*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.86%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

SCHEDULE 13D

CUSIP NO.: N/A

1)	NAMES OF REPORTING PERSONS Clal Industries and Investments Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 17,862,929*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 17,862,929*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,862,929*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.86%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

SCHEDULE 13D

CUSIP No.: N/A

1)	NAMES OF REPORTING PERSONS IDB Development Corporation Ltd. (“IDB Development”)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS Not Applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 18,065,266*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 18,065,266*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,065,266*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒**
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.13%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

** Excludes (i) 76,109 Shares (the "Epsilon Shares") held for members of the public through mutual funds which are managed by a company controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development and (ii) 842,719 Shares (including Shares underlying Issuer's Series 3 and Series 4 Warrants, the "CIEH Shares") held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development. Includes 202,337 Shares (all these Shares are underlying Issuer's Series 3 and Series 4 Warrants) beneficially owned by CIEH for its own account. See Item 5.

SCHEDULE 13D

CUSIP No.: N/A

1)	NAMES OF REPORTING PERSONS IDB Holding Corporation Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS Not Applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 17,862,929*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 18,065,266*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,065,266*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒**
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.13%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

** Excludes the Epsilon Shares and the CIEH Shares. Includes 202,337 Shares (including Shares underlying Issuer's Series 3 and Series 4 Warrants) beneficially owned by CIEH for its own account. See Item 5.

SCHEDULE 13D

CUSIP No.: N/A

1)	NAMES OF REPORTING PERSONS Nochi Dankner
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS Not Applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 18,065,266*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 18,065,266*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,065,266*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒**
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.13%*
14)	TYPE OF REPORTING PERSON IN

* See Item 5.

** Excludes the Epsilon Shares and the CIEH Shares. Includes 202,337 Shares (including Shares underlying Issuer's Series 3 and Series 4 Warrants) beneficially owned by CIEH for its own account. See Item 5.

SCHEDULE 13D

CUSIP No.: N/A

1)	NAMES OF REPORTING PERSONS Shelly Bergman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS Not Applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 18,065,266*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 18,065,266*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,065,266*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒**
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.13%*
14)	TYPE OF REPORTING PERSON IN

* See Item 5.

** Excludes the Epsilon Shares and the CIEH Shares. Includes 202,337 Shares (including Shares underlying Issuer's Series 3 and Series 4 Warrants) beneficially owned by CIEH for its own account. See Item 5.

SCHEDULE 13D

CUSIP No.: N/A

1)	NAMES OF REPORTING PERSONS Ruth Manor
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS Not Applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 18,065,266*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 18,065,266*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,065,266*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒**
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.13%*
14)	TYPE OF REPORTING PERSON IN

* See Item 5.

** Excludes the Epsilon Shares and the CIEH Shares. Includes 202,337 Shares (including Shares underlying Issuer's Series 3 and Series 4 Warrants) beneficially owned by CIEH for its own account. See Item 5.

SCHEDULE 13D

CUSIP No.: N/A

1)	NAMES OF REPORTING PERSONS Avraham Livnat
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS Not Applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 18,065,266*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 18,065,266*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,065,266*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒**
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.13%*
14)	TYPE OF REPORTING PERSON IN

* See Item 5.

** Excludes the Epsilon Shares and the CIEH Shares. Includes 202,337 Shares (including Shares underlying Issuer's Series 3 and Series 4 Warrants) beneficially owned by CIEH for its own account. See Item 5.

EXPLANATORY NOTE

This Schedule 13D is being filed with the Securities and Exchange Commission (“SEC”) on behalf of the Reporting Persons (as defined below). The Reporting Persons have previously reported the beneficial ownership of the Shares of the Issuer (as such terms are defined below) under a statement of beneficial ownership on Schedule 13G pursuant to Section 13(g) of the Exchange Act and Rule 13d-1(d) thereunder (see Schedule 13G filed with the SEC on September 13, 2010). The Reporting Persons have acquired beneficial ownership of more than 2% of the Shares of the Issuer during the preceding twelve months and, accordingly, are now reporting beneficial ownership of the Shares on this Schedule 13D.

The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, which is expressly disclaimed.

On March 6, 2012, the exchange rate between the New Israeli Shekel ("NIS") and the U.S. dollar, as quoted by the Bank of Israel, was NIS 3.814 to $1.00. Unless indicated otherwise by the context, statements in this Schedule 13D that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the shares of Common Stock, par value $0.01 per share (the “Shares”), of BioCancell Therapeutics Inc. (the “Issuer”), a Delaware corporation.  The principal executive offices of the Issuer are located at Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem 97775, Israel.

Item 2.  Identity and Background.

(a) - (c), (f) The following are the names of the reporting persons (the “Reporting Persons”), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           Clal Biotechnology Industries Ltd. is an Israeli public company (“CBI”), with its principal office at the Hogi Tower, 12A Abba Hillel Silver Street, Ramat Gan 52506, Israel. CBI is a holding company whose principal investments are in the biopharmaceutical sectors, including the Shares. CBI beneficially owns the Shares directly.

(2)           Clal Industries and Investments Ltd. is an Israeli public company (“Clal Industries”), with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. Clal Industries owns the majority of the outstanding shares of, and controls, CBI. By reason of such control, Clal Industries may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by CBI.

(3)           IDB Development Corporation Ltd. is an Israeli private company ("IDB Development"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.  IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies.  IDB Development owns the majority of the outstanding shares of, and controls, Clal Industries. By reason of IDB Development's control of Clal Industries, IDB Development may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by Clal Industries.

(4)           IDB Holding Corporation Ltd. is an Israeli public company ("IDB Holding"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.  IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies.  IDB Holding owns all of the outstanding shares of, and controls, IDB Development. By reason of IDB Holding's control of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by IDB Development.

The following persons may, by reason of their interest in and relationships among them with respect to IDB Holding, be deemed to control both IDB Holding and IDB Development.

(13)   Mr. Nochi Dankner, whose address is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.  His present principal occupation is businessman and director of companies.

(14)   Mrs. Shelly Bergman, whose address is 9, Hamishmar Ha'Ezrachi Street, Afeka, Tel-Aviv, Israel.  Her present principal occupation is director of companies.

(15)   Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savion, Israel. Her present principal occupation is director of companies.

(16)   Mr. Avraham Livnat, whose address is 1 Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests (directly or through private companies they control) in, and relationships among them (directly or through private companies they control) with respect to, IDB Holding, be deemed to control IDB Holding. By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, as described above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by IDB Holding.

 The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of CBI, Clal Industries, IDB Development and IDB Holding are set forth in Schedules A through D attached hereto, respectively, and incorporated herein by reference.

(d)              None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedules A through D to this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)              None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedules A through D to this Schedule 13D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by CBI were acquired as a result of the transactions described in Item 4 below, which is incorporated herein by reference. The funds used for such acquisitions were from CBI's own working capital.

Item 4.  Purpose of Transaction.

2007 Purchases. Between April and September 2007, CBI acquired from another shareholder of the Issuer 2,863,165 Shares at a purchase price per share of NIS 4.15 (equates to approximately $1.09) pursuant to an Agreement, dated as of April 17, 2007.

March 2008 SPA. Pursuant to a Subscription and Registration Rights Agreement, dated as of March 12, 2008, between the Issuer and CBI (the "March 2008 SPA"), the Issuer issued on May 15, 2008 to CBI 650,000 Shares at a purchase price per share of NIS 3.52 (equates to approximately $0.92). Pursuant to the terms of the March 2008 SPA, the Issuer granted CBI certain registration and information rights with respect to the Shares issued to CBI under that agreement.

June 2008 SPA. Pursuant to a Subscription and Registration Rights Agreement, dated as of June 22, 2008, between the Issuer and CBI (the "June 2008 SPA"), the Issuer issued on July 30, 2008 to CBI:

•
335,008 Shares at a purchase price per share of $0.597. Pursuant to the terms of the June 2008 SPA, the Issuer undertook to issue additional Shares to CBI upon certain future anti-dilutive issuances of Shares or other convertible securities;

•
convertible debentures in a principal amount of $800,000 (the "Debentures") with an initial conversion price per share of $0.716 (subject to adjustments, including antidilution adjustments). The Debentures bear interest at the rate of 10% per annum, compounded annually. The Debentures are convertible, in whole or in part at CBI's option at any time prior to July 31, 2012, into a number of Shares equal to the principal amount of the Debentures, including capitalized interest accrued between July 31, 2008 and July 31, 2010, at the then applicable conversion price. The Debentures mature, and any principal amount thereunder not converted into Shares becomes due and payable, on July 31, 2012. The Debentures include certain negative covenants on the part of the Issuer as well as acceleration and default events; and

•
warrants to purchase up to 1,720,763 Shares (the "Warrants") at an initial exercise price of $0.716 per share (subject to adjustments, including antidilution adjustments), exercisable at any time prior to July 29, 2013.

Pursuant to the terms of the June 2008 SPA, the Issuer also granted CBI certain registration and information rights with respect to the Shares issued to CBI under that agreement, including the Shares underlying the Debentures and the Warrants.

On July 30, 2008, in connection with the closing of the June 2008 SPA, CBI, Tikcro Technologies Ltd., Professor Abraham Hochberg and Mr. Avi Barak, entered into an Irrevocable Voting Agreement with respect to the Shares. On November 22, 2009, CBI, Professor Abraham Hochberg and Mr. Avi Barak entered into a Voting Agreement (the “New Voting Agreement” and together with the Irrevocable Voting Agreement, the "Voting Agreements") with respect to the Shares. On July 27, 2011, the Voting Agreements had been canceled by the parties thereto.

December 2011 SPA. Pursuant to a private placement subscription form, dated as of December 6, 2012, between the Issuer and CBI (the "December 2011 SPA"), the Issuer issued on January 24, 2012 to CBI 8,199,400 Shares at a purchase price per share of NIS 1.00 (equates to approximately $0.26). Pursuant to the terms of the December 2011 SPA, the Issuer also undertook to issue additional Shares to CBI upon certain future anti-dilutive issuances of Shares or other convertible securities until the earlier of: (i) December 31 2012; or (ii) such date up to which an aggregate amount of $3,000,000 has been invested in the Issuer (excluding the investment of CBI).

As a result of the private placement and in accordance with the contractual anti-dilution undertakings of the Issuer in the December 2011, (i) the Issuer issued to CBI 410,392 additional Shares for no consideration and (ii) the conversion price of the Debentures and the exercise price of the Warrant was adjusted to NIS 1.00 (equates to approximately $0.26) per share.

The foregoing description of the March 2008 SPA, June 2008 SPA, Debentures, Warrants and December 2011 SPA does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of these documents filed as Exhibits hereto (see Item 7), which are incorporated herein by reference.

Purposes of the Reporting Persons. The Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to such investment as they deem appropriate in light of the circumstances existing from time to time.  Such actions could include, among other things, subject to applicable laws, purchasing additional Shares. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. To the best knowledge of the Reporting Persons, the persons named in Schedules A through D hereto may purchase or dispose of Shares on their own account from time to time, subject to applicable laws.

Except as may be provided otherwise herein, none of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Schedules A through D hereto, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Percentages below are based on 39,391,291 Shares outstanding as of February 22, 2012, as the Issuer advised the Reporting Persons.

(a), (b)   As of March 1, 2012:

(1)              CBI beneficially owns 17,862,929 Shares (the "CBI Shares") representing approximately 39.86% of the Shares outstanding (on an as converted basis). The CBI Shares consist of: (i) 12,444,237 Shares, (ii) Warrants exercisable into 1,720,763 Shares, which are exercisable within 60 days of the date of this Statement, and (iii) Debentures exercisable into 3,697,929 Shares, which are convertible within 60 days of the date of this Statement (assuming that the contemplated increase of authorized share capital of the Issuer required for a full conversion of the Debentures, which is pending shareholder approval on March 6, 2012, will be approved). The amount of Shares underlying the Debentures may vary following the date of this Statement upon the consummation of certain M&A events as set forth in the Debenture, or as a result of certain anti-dilution adjustments provided for under the convertible debenture.

(2)               By reason of its control of CBI, Clal Industries may be deemed to share the power to vote and dispose of the CBI Shares beneficially owned by CBI representing approximately 39.86% of the Shares outstanding (on an as converted basis). Clal Industries disclaims beneficial ownership of the CBI Shares.

(3)              By reason of its control of Clal Industries, IDB Development may be deemed to share the power to vote and dispose of the CBI Shares beneficially owned by CBI representing approximately 39.86% of the Shares outstanding (on an as converted basis). IDB Development disclaims beneficial ownership of the CBI Shares. By reason of its control of Clal Insurance Enterprises Holdings Ltd., IDB Development may also be deemed to share the power to vote and dispose of 202,337 Shares beneficially owned by CIEH (includes Series 3 Warrants exercisable, until November 17 2012, into 91,074 Shares, at an exercise price per share of NIS 3.69 (equates to approximately $0.97), and Series 4 Warrants exercisable, until November 17, 2014, into 111,263 Shares at an exercise price per share of NIS 4.43 (equates to approximately $1.16)) for its own account, for a total of 18,065,266 Shares (including these 202,337 Shares and the CBI Shares) in the aggregate, representing approximately 40.13% of the Shares outstanding (on an as converted basis). IDB Development disclaims beneficial ownership of all of the Shares reported in this Statement (including the Epsilon and CIEH Shares shown on the cover pages hereto).

(4)              IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the Shares beneficially owned by IDB Development. IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of all of these Shares.

            Information provided to the Reporting Person indicates that the persons named in Schedules A through D hereto did not beneficially own as of March 1, 2012 any Shares, except as set forth above.

(c)       None of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Schedules A through D hereto, have effected any transactions in the Shares in the past 60 days, except as set forth above.

(d)       Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None, except as described under Item 4 above, which is incorporated herein by reference and the Series 3 Warrant and Series 4 Warrant (the beneficial ownership of which is disclaimed by the Reporting Persons) described in Item 5 above.

Item 7.  Material to be Filed as Exhibits.

Schedule A:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers (or managing partners, as applicable) of CBI
Schedule B:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Clal Industries
Schedule C:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of IDB Development
Schedule D:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of IDB Holding

Exhibit 1	Joint Filing Agreement (1)
Exhibit 2	March 2008 SPA (2)
Exhibit 3	June 2008 SPA (3)
Exhibit 4	Form of Debenture (4)
Exhibit 5	Form of Warrant (5)
Exhibit 6	Form of Series 3 Warrant (6)
Exhibit 7	Form of Series 4 Warrant (7)
Exhibit 8	December 2011 SPA*

* Filed herewith.

(1)	Filed as Exhibit 1 to the Reporting Persons’ Schedule 13G filed with the SEC on September 13, 2010, and incorporated herein by reference.

(2)	Filed as Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(3)	Filed as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(4)	Filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(5)	Filed as Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(6)	Filed as Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on October 21, 2009, and incorporated herein by reference.

(7)	Filed as Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on October 21, 2009, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2012

Clal Biotechnology Industries Ltd.
Clal Industries and Investments Ltd.
IDB Development Corporation Ltd.
IDB Holding Corporation Ltd.
Mr. Nochi Dankner
Mrs. Shelly Bergman
Mrs. Ruth Manor
Mr. Avraham Livnat

BY:   Clal Biotechnology Industries Ltd.

BY:	/s/ Gil Milner, /s/ Ofer Goldberg
Gil Milner and Ofer Goldberg, authorized signatories of Clal Biotechnology Industries Ltd., for itself and on behalf of the other Reporting Persons pursuant to agreement filed as Exhibit 1 hereto.

Schedule A

Directors and Executive Officers
of
Clal Biotechnology Industries Ltd.
(as of March 1, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Resident or Business Address	Position	Current Principal Occupation
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Dr. Aharon Schwartz 5 Rambam Street, Mevaseret Zion	Director
Dr. Schwartz served as Vice President Innovative Ventures for Teva Pharmaceutical Industries Ltd. Dr. Shwartz is Chairman of BioLineRx, and also serves as a director of D-Pharm, MediWound, CureTech, Biocancell Therapeutics Inc. and Van Leer Ventures, Jerusalem.

Prof. Gabi Barabash 17 Bnei Neviim Street, Ramat Gan	Director
Prof. Barabash currently serves as Director General of the Tel Aviv Sourasky Medical Center and as Professor of Epidemiology and Preventive Medicine at the Sackler School of Medicine, Tel Aviv University.

Jonathan Kaplan 7 Ze'ev Zabotinsky Street, Aviv Tower, 50th Floor, Ramat-Gan	Director	Mr. Kaplan is an economic consultant focusing primarily on complex tax issues.

Dr. Tamar Manor 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Dr. Manor is the Chief Technology Officer for biotechnology at Clal Industries and Investments.
Shmuel (Milki) Ruenstein 106 David Ha'melech Street, Herzliya	External Director	Director at Excellence Bioscience Ltd., Medison Pharma Ltd., Genarset Ltd., Ramidor Biomed Ltd. and Sibana Medical Ltd. Until 2010, served as the CEO of Taro Pharmaceuticals Ltd.
Avi Zigelman 8 Uri Keisary Street, Tel Aviv	External Director	Mr. Zigelman is a financial consultant.
Ruben Krupik c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Chief Executive Officer	Mr. Krupik is CEO of CBI and active Chairman of D-Pharm, CureTech, MediWound, Gamida Cell, Biocancell Therapeutics Inc. and Andromeda.

Amos Bankirer c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President for Strategy and Corporate Development	Vice President for Strategy and Corporate Development at CBI

Gil Milner c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Chief Financial Officer and Comptroller	CFO and Comptroller for CBI.
Orit Lidor c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President & General Counsel	Vice President & General Counsel at CBI.
Ofer Goldberg c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President	At CBI, Mr. Goldberg is in charge of business development of CBI's portfolio. companies.
Ofer Gonen c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President	At CBI, Mr. Gonen is in charge of business development of CBI's portfolio companies.

Schedule B

Directors and Executive Officers
of
Clal Industries and Investments Ltd.
(as of March 1, 2012)

Citizenship is same as country of address, unless otherwise noted.

Name & Resident or Business Address	Position	Present Principal Occupation
Nochi Dankner	Chairman of the Board of Directors	Chairman of IDB Holding; IDB Development, Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd.; Businessman and director of companies.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Avi Fischer	Director & Co-Chief Executive Officer	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Refael Bisker	Director	Chairman of Property and Building Corporation Ltd. Co-Chairman of Shufersal Ltd.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Marc Schimmel	Director	Co-Managing Director of UKI Investments.
54-56 Euston St., London NW1,
United Kingdom

Yecheskel Dovrat	Director	Economic consultant & director of companies.
1 Nachshon Street, Ramat Hasharon 47301, Israel

Eliahu Cohen	Director	Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel

Shay Livnat	Director	President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

David Leviatan	Director	Director of companies.
18 Mendele Street, Herzelia 46709, Israel

Isaac Manor (*)	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
103 Kahanman Street,
Bnei Brak 51553, Israel

Dori Manor (*)	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
103 Kahanman Street,
Bnei Brak 51553, Israel

Adiel Rosenfeld	Director	Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Liora Polachek	External Director	Independent Lawyer, Partner and Director at Sitan Polachek Attorney.
46 He Beiyyar St., Tel Aviv ,
Israel

Zeev Ben- Asher	External Director	Managers Coacher and organizational consultant.
20 Carmely St., Ramt-Gan ,
Israel

Zvi Livnat	Co-Chief Executive Officer	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Boaz Simons	Senior Vice President	Senior Vice President of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel

Guy Rosen	Senior Vice President	Senior Vice President of Clal Industries and Investments Ltd.; Deputy Chairman of IDB Tourism Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel

Gonen Bieber (**)	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Clal Industries and Investments Ltd.; Vice President and finance manager of IDB Development; Finance manager of IDB Holding.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel

Nitsa Einan	Vice President and General Counsel	General Counsel of Clal Industries and Investments Ltd. and Clal Biotechnology Industries Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel

Yehuda Ben Ezra	Vice President & Comptroller	Comptroller of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel

(*)	Dual citizen of Israel and France.

(**)	Dual citizen of Israel and Germany.

Schedule C
Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of March 1, 2012)

Name & Resident or Business Address	Position	Present Principal Occupation
Nochi Dankner	Chairman of the Board of Directors	Chairman of IDB Holding, IDB Development, Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd.; Businessman and director of companies.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Zehava Dankner	Director	Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Zvi Livnat	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Refael Bisker	Director	Chairman of Property and Building Corporation Ltd.; Co-Chairman of Shufersal Ltd.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel	Director	Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shay Livnat	Director	President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Eliahu Cohen	Director and Chief Executive Officer	Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel

Isaac Manor (*)	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
103 Kahanman Street,
Bnei Brak 51553, Israel

Dori Manor (*)	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
103 Kahanman Street,
Bnei Brak 51553, Israel

Abraham Ben Joseph	Director	Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka	Director	Director of companies
18 Nahal Soreq Street,
Modi'in 71700, Israel

Prof. Yoram Margalioth	Director	Senior lecturer (expert on tax laws) at the Faculty of Law in the Tel Aviv University.
16 Ha'efroni Street,
Raanana 43724, Israel

Haim Gavrieli	Chief Executive Officer	Chief Executive Officer of IDB Holding and IDB Development.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Development; Chief Financial Officer of IDB Holding.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Ari Raved	Vice President	Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Gonen Bieber **	Vice President and finance manager	Vice President and Chief Financial Officer of Clal Industries and Investments Ltd.; Vice President and finance manager of IDB Development; Finance manager of IDB Holding.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Haim Tabouch	Vice President Comptrolling	Vice President Comptrolling of IDB Development; Comptroller of IDB Holding.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Amir Harosh	Comptroller	Comptroller of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

(*)	Dual citizen of Israel and France.
(**)	Dual citizen of Israel and Germany.

Schedule D

Directors and Executive Officers
of
IDB Holding Corporation Ltd.
(as of March 1, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Resident or Business Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding, IDB Development, Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd.; Businessman and director of companies.

Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.

Isaac Manor (*)	Deputy Chairman of the Board of Directors	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
103 Kahanman Street,
Bnei Brak 51553, Israel

Arie Mientkavich	Vice Chairman of the Board of Directors	Chairman of Elron; Deputy Chairman of Gazit-Globe Ltd. and Chairman of Gazit-Globe Israel (Development) Ltd.
3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel

Lior Hannes	Director	Senior Executive Vice President of IDB Development; Chief Executive Officer of IDB Investments (U.K.) Ltd.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Refael Bisker	Director	Chairman of Property and Building Corporation Ltd.; Co-Chairman of Shufersal Ltd.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel	Director	Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev	Director	Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen	Director	Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Dori Manor (*)	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
103 Kahanman Street,
Bnei Brak 51553, Israel

Meir Rosenne	Director	Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Dor	External Director	Head of auditing of subsidiaries of Clalit Health Services
7 Tarad Street, Ramat Gan 52503, Israel

Zvi Dvoresky	External Director	Chief Executive Officer of Beit Kranot Trust Ltd.
3 Biram Street, Haifa 34986, Israel

Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Chief Executive Officer of IDB Holding and Chief Executive Officer of IDB Development.

Zvi Livnat	Director and Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Avi Fischer	Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik	Chief Financial Officer	Chief Financial Officer of IDB Holding; Executive Vice President and Chief Financial Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

Haim Tabouch	Comptroller	Comptroller of IDB Holding; Vice President Comptrolling of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel

(*)	Dual citizen of Israel and France.